April 28, 2010

Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      The Gabelli Blue Chip Value Fund (the "Fund")
         Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A (333-80099)

Dear. Ms. Hatch:

         This letter responds to your comments communicated by telephone on April 7, 2010, with respect to the Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A (the "Registration Statement") of the Fund that was filed with the Securities and Exchange Commission (the "SEC") on February 26, 2010 (accession number 0000950123-10-017781).

         In addition, in connection with this filing, the Fund hereby states the following:

         1. The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

         2. The Fund acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

         3. The Fund represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

                  The Fund's responses to your comments are reflected below. Comments that applied to both the Class AAA Shares prospectus and the Class ABCI Shares prospectus have only been addressed once. The substance of your comments has been restated for your ease of reference.

         COMMENT  #1-COVER  PAGE:  You  requested  that the Fund  pare  down the
         information  in  the  top  left  hand  corner  to  remove   duplicative
         references.

                  RESPONSE #1: The Fund has deleted the following parenthetical language that appears at the end of the disclosure in the top left hand corner: "(Net Asset Value per share may be obtained daily by calling 800-GABELLI after 7:00 p.m.)."

         COMMENT #2-COVER PAGE: You requested that the Fund add the required legend disclosure if we intend to utilize a summary prospectus.

                  RESPONSE #2: The Fund will not be utilizing a summary prospectus at this time and therefore the legend has not been added.

         COMMENT #3-FEES AND EXPENSES OF THE FUND: You requested that the last sentence in the footnote to the Fee Table be moved to the statutory section of the prospectus.

                  RESPONSE #3: This sentence already exists in the statutory section of the prospectus in the section entitled "Management of the Fund." The Fund has deleted the sentence in the footnote to the Fee Table.

         COMMENT #4-PRINCIPAL INVESTMENT STRATEGIES: In the first paragraph, you asked us to revise the fourth sentence to delete the extra reference to the Fund's investment adviser.

                  RESPONSE #4: The Fund has revised the fourth sentence of the first paragraph of the "Principal Investment Strategies" section to read:

                  The Fund focuses on those "blue chip" companies which the Fund's Adviser believes are undervalued and have the potential to achieve significant capital appreciation.

         COMMENT #5-PRINCIPAL INVESTMENT STRATEGIES: In the third paragraph, you requested that the fourth and fifth sentences be moved to the "Principal Risks" section of the prospectus.

                  RESPONSE #5: The Fund has deleted the  following two sentences
                  from  the  third   paragraph  of  the  "Principal   Investment
                  Strategies" section:

                  The value of common stocks will fluctuate due to many factors, including the past and predicted earnings of the issuer, the quality of the issuer's management, general market conditions, the forecasts for the issuer's industry, and the value of the issuer's assets. Holders of common stocks only have rights to value in the company after all debts have been paid, and they could lose their entire investment in a company that encounters financial difficulty.

                  Only the old fifth sentence described above in the comment has been inserted after the second sentence of the first paragraph of the "Principal Risks" section of the prospectus; the old fourth sentence in your comment was not inserted because the current second sentence in this first paragraph of the "Principal Risks" section would render the old fourth sentence redundant:

                  Holders of common stocks only have rights to value in the company after all debts have been paid, and they could lose their entire investment in a company that encounters financial difficulty.

         COMMENT #6- PERFORMANCE TABLE: You requested that the Fund delete the second sentence in the paragraph that discusses after-tax returns regarding "Return After Taxes on Distributions and Sale of Fund Shares" if it is not applicable for the Fund.

                  RESPONSE #6: This disclosure has been deleted, as it is not applicable to the Fund.

         COMMENT #7-STATEMENT OF ADDITIONAL INFORMATION ("SAI"): You requested that the Fund include the new corporate governance and board member disclosure.

                  RESPONSE #7: The Fund will include such disclosure in the SAI.

         Should you have any questions regarding the foregoing, please do not hesitate to contact Helen A. Robichaud at PNC Global Investment Servicing, Inc., the Fund's Sub-Administrator, at 617-338-4595.

         Very truly yours,

         /s/ Bruce N. Alpert
         -------------------
         Bruce N. Alpert
         President

         cc:  Helen A. Robichaud        Arlene Lonergan
              PNC Global Investment     PNC Global Investment
              Servicing, Inc.           Servicing, Inc.

              Peter D. Goldstein        Richard Prins
              Gabelli Funds, LLC        Skadden, Arps, Slate, Meagher & Flom LLP

              Leslie Lowenbraun
              Skadden, Arps, Slate, Meagher & Flom LLP